FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003


Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:


            CEZ and SKODA Praha have agreed on resolution to dispute



Representatives of the power company CEZ and the joint stock company SKODA PRAHA have signed an agreement on the settlement of mutual relations and outstanding disputes.

The agreement resolves the settlement of contested rights and obligations that arose between CEZ and SKODA PRAHA in connection with the agreement on the construction of the Temelin nuclear power plant. The parties have agreed that SKODA PRAHA will withdraw its lawsuits in the matter of disputed receivables. CEZ, on the other hand will perform a debt for equity swap under which it will swap its receivable of CZK 700 million for the registered capital of SKODA PRAHA in the course of the following months. SKODA PRAHA also undertook that when the agreement becomes effective it will provide evidence of the resolution of the use of the registered trademark with regard to the Plzen-based company Skoda Holding.

The power company CEZ presently holds a 29.8 % stake in Skoda Praha, following the debt-for-equity swap, its stake should increase to approximately 68.9 %.

Concurrently an addendum was signed that specifies collaboration between the two firms on the grounds of the Temelin nuclear power plant, makes it possible for Skoda PRAHA to participate in further work on this structure and specifies the rules for collaboration. An important feature is the interlinked nature of the two documents - the addendum and the agreement were signed at the same time.

"The agreement that was concluded represents a reasonable compromise. We were led to take this step primarily by our sense of responsibility and knowledge of the fact that in the absence of this solution, SKODA PRAHA would be unable to continue to exist in an effective manner. It was not our strategic intent to become the majority owner of this engineering firm, since our main area of business is power generation. That is what we know how to do. However, for the time that we will be the majority owner, we will certainly be a responsible owner and will try to find a path for the firm's future," stated CEZ General Director Jaroslav Mil on this occasion.

Jiri Hurych, the General Director of SKODA PRAHA, stated: "The signing of the agreements definitively confirmed the successful completion of the first phase of the stabilization of SKODA PRAHA, which went through a period of restructuring during the past six months. The new management which assumed its duties last December approved the Stabilization Program which included, among other things, radical changes to the company's business activities. Thanks to this step, SKODA PRAHA strengthened its financial and business management and prepared a high-quality foundation for the implementation of a long-term strategic plan which should lead to the transformation of SKODA PRAHA into a modern company that offers attractive returns to its shareholders."


Jana Vargova m.p.                                       Ladislav Kriz m. p.
Spokesperson                                            Spokesperson
SKODA PRAHA  a.s.                                       CEZ, a. s.



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

                                                --------------------------------
                                                          (Registrant)

Date: June 17, 2003



                                                By: /s/ Libuse Latalova
                                                   -----------------------------
                                                        Libuse Latalova
                                                Head of Finance Administration